# BACARDI LIMITED

82-04992
RECEIVED
2007 FEB 23 A 11:54
SUPPL

07021262

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Quarterly Report to Shareholders

Three Months Ended December 31, 2006


Bacardi®

# Report to Shareholders

Dear Shareholder:

The third quarter of Fiscal 2007 resulted in another positive performance with our Global Brands delivering solid results in the important holiday season. We remain on track to meet our annual earnings expectations as we enter the final quarter of the fiscal year. Sales less excise taxes for the nine month period have increased by +9% compared to the prior year reflecting higher pricing of our Global Brands, which is in line with our value strategy, as well as the continued strong growth of GREY GOOSE vodka, and a favorable foreign exchange impact. Advertising and promotion expenses during the same period were +8% higher reflecting additional investment behind our Global Brands. Reported net income for the first nine months of the year was $708 million, an increase of +8% when compared to the prior year period. Excluding non-recurring items in both periods, net earnings grew by +13%.

Overall volumes for our Global Spirits Brands grew by +3% for the nine months of Fiscal 2007 as compared to the prior year period despite our Travel Retail business being negatively impacted by the heightened security restrictions for air travel. This growth was led by GREY GOOSE vodka which continues its strong trend with volumes increasing by +33% as compared to the prior period due to the continued growth in the United States and Canada and the development of the brand across other markets. Volumes for BACARDI rum decreased slightly from the prior year in the key European markets of Germany, Spain and the United Kingdom partially offset by the positive performance of the brand in the United States, Canada, and Russia. Price increases in the principal markets of BACARDI rum more than offset the impact of volume decline. DEWAR'S Scotch whisky volumes for the nine month period were slightly behind the prior year as the brand performed well in the United States and Dominican Republic. Our premium DEWAR'S portfolio continues to produce positive results overall with volume increases of +35% as we continue to focus on our investment behind DEWAR'S 12 Year Old in China. BOMBAY gin grew volumes by +16% reflecting the negative impact in the prior year of the supply interruptions caused by the fire at its production facilities. CAZADORES tequila volumes were in line with the prior year reflecting positive results in the United States. Volumes for MARTINI vermouth were -1% below the prior year as the vermouth category overall continues to decline in the key mature European markets, however the brand is experiencing positive performance in Russia and Germany, increasing +9% and +7% respectively. ERISTOFF vodka continued its double digit volume growth increasing by +10% led by its principal markets of France and Belgium.

In December 2006, we completed our purchase of the New Zealand based company 42 BELOW Limited and have begun to integrate the brand into our distribution network. The Swedish government recently announced that it will be seeking approval from parliament to privatize Vin & Sprit, the owner of the ABSOLUT vodka and other trademarks. This is a positive development for the Company given the complimentary position of that portfolio. As we enter the final quarter of the year, we remain focused on meeting the challenges of the spirits industry, delivering positive results from our value strategy approach in managing our Global Brand portfolio and maintaining our premium image while leading the industry in social responsibility.

Respectfully,

Facundo L. Bacardi
Chairman of the Board

Andreas Gembler
President and Chief Executive Officer

## Business

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes various brands and labels of rum, vodka, whisky, gin, vermouth and tequila products among others, of which most of the products are sold on a global basis. Our Global Spirits Brands include BACARDI rum, DEWAR'S Scotch whisky, BOMBAY gin, GREY GOOSE vodka, ERISTOFF vodka, and CAZADORES tequila. The Company operates in markets throughout the world with the principal markets being the United States, Spain, the United Kingdom, France, Canada, Mexico, Germany, Italy and Russia.

## Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the 2006 Bacardi Limited Annual Report. The results of operations for the three and nine months ended December 31, 2006 are not necessarily indicative of the results of operations expected for the full fiscal year.

### Third Quarter Fiscal 2007 Compared to Third Quarter Fiscal 2006

### Summary of Financial Performance

| *(expressed in thousands of U.S. Dollars, except percentages)* | Three Months Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | % Change |
| **Sales** | 1,537,772 | 1,355,427 | +13% |
| **Sales less Excise Taxes** | 1,212,339 | 1,052,114 | +15% |
| **Gross Profit** | 784,351 | 683,265 | +15% |
| **Selling, General and Administrative Expenses** | 438,549 | 402,877 | +9% |
| **Earnings from Operations** | 345,802 | 280,388 | +23% |
| **Net Income** | 288,416 | 229,020 | +26% |
| **Gross Margin** | 51.0% | 50.4% | |
| **Earnings from Operations Margin** | 22.5% | 20.7% | |
| **Effective Tax Rate** | 5.0% | 7.8% | |

# Management's Discussion and Analysis (Continued)

## Volumes

| *(in thousands of 9L cases)* | Three Months Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | % Change |
| **GLOBAL SPIRITS BRANDS** | | | |
| BACARDI rum | 5,732 | 5,910 | -3% |
| GREY GOOSE vodka | 797 | 669 | +19% |
| DEWAR'S Scotch whisky | 1,172 | 1,168 | - |
| BOMBAY gin | 531 | 395 | +34% |
| ERISTOFF vodka | 426 | 397 | +7% |
| CAZADORES tequila | 238 | 198 | +20% |
| Totals | 8,896 | 8,737 | +2% |
| MARTINI vermouth | 4,262 | 4,325 | -1% |

Sales less excise taxes increased by +15% in the third quarter of Fiscal 2007 compared to the prior year quarter. Excluding the favorable impact of foreign exchange, sales less excise taxes grew by +11%. The primary drivers of this growth were higher prices in our Global Brands and the positive performance of GREY GOOSE vodka with increased sales less excise taxes of +31%. BACARDI rum sales less excise taxes increased by +6% when compared to the same period as the prior year due to price increases in its principal markets partially offset by volume decreases which reflect the continuing challenges in Spain, Germany and the United Kingdom and the decline in Mexico due to the advance purchases of wholesalers in the prior year quarter. DEWAR'S Scotch whisky sales less excise taxes increased by +6% reflecting the positive performance of the brand in the Dominican Republic, Venezuela, Greece and Russia and the continued focus on the premium portfolio. BOMBAY gin experienced positive growth with sales less excise taxes increasing by +44% due to the prior year quarter being negatively impacted by the supply interruptions caused by the fire at its production facilities. CAZADORES tequila sales less excise taxes increased by +23% when compared to the prior year period reflecting timing of shipments of gift packs in the United States in the current quarter compared to the timing in the prior year quarter partially offset by the lower sales in Mexico. MARTINI vermouth sales less excise taxes increased by +11%, reflecting the positive performance in Germany, the continued recovery in the Russian market from the interruptions caused by the new duty stamp regulations and higher prices in the brand's key European markets. Volume growth in Global Brands contributed 25% of the total growth in sales less excise taxes and pricing margins and sales mix changes contributed 75%.

Increased sales less excise taxes led to a gross profit increase of +15% for the current three month period. Gross margin for the quarter ended December 31, 2006 increased to 51.0% from 50.4% for the same period of last year reflecting higher prices of our Global Brands and the favorable mix of our portfolio.

## Management's Discussion and Analysis (Continued)

Selling, general and administrative expenses increased by +$36 million or +9% in the current year. This increase is mainly due to additional advertising investment behind our Global Brands and increases in expenses to support global administrative functions. Selling, general and administrative expenses include non-recurring items representing +$2 million of income in the current year quarter as compared to the prior year quarter which included +$10 million of income primarily related to compensation from the termination of a distribution agreement.

Earnings from operations increased by +23% compared to the prior period resulting primarily from increased sales of our Global Brands partially offset by the increase in selling, general and administrative expenses described above. Excluding non-recurring items in both periods, earnings from operations grew by +27%.

The effective tax rate was 5.0% for the current year quarter as compared to 7.8% for the prior year quarter resulting from net benefits for non-recurring tax items recognized in both quarters.

As a result of the items described above, net income for the three months ended December 31, 2006 was $288 million as compared to $229 million for the prior year quarter. Net income for the three months ended December 31, 2006 includes +$12 million of non-recurring income compared to the prior year which includes +$18 million of non-recurring income. Excluding non-recurring items from both periods, net income increased by +31%.

## Nine Months Fiscal 2007 Compared to Nine Months Fiscal 2006

### Summary of Financial Performance

| *(expressed in thousands of U.S. Dollars, except percentages)* | Nine Months Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | % Change |
| **Sales** | 3,941,032 | 3,684,240 | +7% |
| **Sales less Excise Taxes** | 3,154,297 | 2,902,314 | +9% |
| **Gross Profit** | 2,088,674 | 1,923,368 | +9% |
| **Selling, General and Administrative Expenses** | 1,191,116 | 1,102,778 | +8% |
| **Earnings from Operations** | 897,558 | 820,590 | +9% |
| **Net Income** | 707,919 | 652,548 | +8% |
| **Cash Flow from Operations** | 508,451 | 540,163 | -6% |
| **Gross Margin** | 53.0% | 52.2% | |
| **Earnings from Operations Margin** | 22.8% | 22.3% | |
| **Effective Tax Rate** | 8.9% | 9.4% | |
| **Total Debt to Total Capital** | 39.7% | 45.4% | |

# Management's Discussion and Analysis (Continued)

## Volumes

*(in thousands of 9L cases)*

| | Nine Months Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | % Change |
| **GLOBAL SPIRITS BRANDS** | | | |
| BACARDI rum | 15,450 | 15,654 | -1% |
| GREY GOOSE vodka | 2,450 | 1,847 | +33% |
| DEWAR'S Scotch whisky | 2,803 | 2,833 | -1% |
| BOMBAY gin | 1,604 | 1,385 | +16% |
| ERISTOFF vodka | 1,269 | 1,149 | +10% |
| CAZADORES tequila | 452 | 450 | - |
| Totals | 24,028 | 23,318 | +3% |
| MARTINI vermouth | 11,178 | 11,346 | -1% |

Sales less excise taxes increased by +9% for the current nine month period compared to the prior year period. Excluding the favorable impact of foreign exchage, sales less excise taxes grew by +6%. This increase reflects implementation of price increases on our Global Brands and the growth of GREY GOOSE vodka with increased sales less excise taxes of +39%. BACARDI rum sales less excise taxes grew by +3% due to higher sales in the United States and increased prices compared to the prior year in its principal markets. DEWAR'S Scotch whisky sales less excise taxes increased by +3% due to higher prices in the current year, improved sales in the United States and Dominican Republic and the growth of the premium portfolio. BOMBAY gin experienced increased sales less excise taxes of +21% due to the negative impact in the prior year from the supply interruptions caused by a fire at its production facilities. CAZADORES tequila sales less excise taxes are in line with the prior year as a result of higher sales in the United States offset by lower sales in Mexico resulting from the decision to realign inventory levels and a slowdown of the tequila category. Volume growth contributed 46% of the total growth in Global Brands sales less excise taxes and pricing margins and sales mix changes contributed 54%.

Increased sales less excise taxes and gross margins resulted in a +9% growth in gross profit. The gross margin increased to 53.0% from 52.2% in the same period of last year resulting from a favorable portfolio mix and price increases in our Global Brands.

Selling, general and administrative expenses increased by +$88 million or +8% year to date primarily due to increased advertising in support of our Global Brands and increases in expenses to support global administrative functions. Selling, general and administrative expenses include non-recurring income of +$20 million primarily related to a gain on sale of an equity investment and a gain on sale of a regional brand, compared to the prior year which includes +$44 million of non-recurring income primarily related to termination indemnities for distribution agreements and the reversal of a special tax provision.

Earnings from operations increased +9% primarily due to increased sales partially offset by higher selling, general and administrative expenses described above. Excluding non-recurring items from both periods, earnings from operations increased by +13%.

# Management's Discussion and Analysis (Continued)

The fluctuation in miscellaneous (income) expenses results primarily from foreign currency losses in the current year compared to foreign currency gains in the prior year. The effective tax rate was 8.9% for the current nine month period as compared to 9.4% for the same prior year period resulting from non-recurring tax items recognized in both periods.

As a result of items described above, net income for the nine months ended December 31, 2006 was $708 million compared to $653 million for the prior year. Net income for the nine months ended December 31, 2006 includes +$30 million of non-recurring income compared to the prior year which includes +$52 million of non-recurring income. Excluding non-recurring items from both periods, net income increased by +13%.

## Liquidity and Financial Condition

Cash and equivalents at December 31, 2006 was approximately $35 million, a +$14 million increase over March 31, 2006. Cash flows from operations decreased by -$32 million from the same period of last year due to changes in working capital. The changes in working capital primarily related to increases in inventory and accounts receivable balances resulting from sales growth of our Global Brands and a new agency distribution agreement in Mexico. Cash used in investing activities was primarily for the purchase of 42 BELOW, additional investments made in property, plant and equipment as well as contingent payouts related to the Fiscal 2005 acquisition of the GREY GOOSE brand, partially offset by proceeds from sales of brands and investments. Cash used in financing activities during the current year is primarily related to dividends paid and repayments on term borrowings.

## New Accounting Pronouncements

During July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement attribute for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company's fiscal year commencing April 1, 2007. The Company is currently evaluating the impact this interpretation may have on its financial statements and disclosures.

During September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This standard requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after June 15, 2007. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact that the implementation of SFAS No. 158 will have on its financial statements and disclosures.

# Condensed Consolidated Statements of Earnings
(Unaudited)

| *(expressed in thousands of U.S. Dollars)* | Three Months Ended December 31, | | Nine Months Ended December 31, | |
|---|---|---|---|---|
| | 2006 $ | 2005 $ | 2006 $ | 2005 $ |
| **Sales** | 1,537,772 | 1,355,427 | 3,941,032 | 3,684,240 |
| Excise taxes | 325,433 | 303,313 | 786,735 | 781,926 |
| | 1,212,339 | 1,052,114 | 3,154,297 | 2,902,314 |
| **Cost of sales** | 427,988 | 368,849 | 1,065,623 | 978,946 |
| **Gross profit** | 784,351 | 683,265 | 2,088,674 | 1,923,368 |
| **Selling, general and administrative expenses** | 438,549 | 402,877 | 1,191,116 | 1,102,778 |
| **Earnings from operations** | 345,802 | 280,388 | 897,558 | 820,590 |
| **Other (income) expenses** | | | | |
| Interest income | (547) | (859) | (2,066) | (2,008) |
| Interest expense | 38,220 | 35,062 | 108,137 | 106,497 |
| Miscellaneous expense (income) - net | 4,392 | (2,087) | 14,703 | (4,150) |
| | 42,065 | 32,116 | 120,774 | 100,339 |
| **Earnings before income taxes** | 303,737 | 248,272 | 776,784 | 720,251 |
| **Provision for income taxes** | 15,321 | 19,252 | 68,865 | 67,703 |
| **Net income** | 288,416 | 229,020 | 707,919 | 652,548 |

The accompanying notes are integral part of these condensed consolidated financial statements.

# Condensed Consolidated Balance Sheets
(Unaudited)

| *(expressed in thousands of U.S. Dollars, except share and per share amounts)* | December 31, 2006 $ | March 31, 2006 $ |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and equivalents | 34,692 | 20,706 |
| Accounts receivable, less allowance for doubtful accounts of $28,091 and $27,992, respectively | 1,256,586 | 723,645 |
| Inventories | 769,561 | 718,967 |
| Other current assets | 168,215 | 119,040 |
| | 2,229,054 | 1,582,358 |
| **Long-Term Investments, Advances and Other Assets** | 233,908 | 232,524 |
| **Property, Plant and Equipment, Net** | 544,684 | 527,685 |
| **Intangible Assets** | 5,441,334 | 5,273,962 |
| | 8,448,980 | 7,616,529 |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Short-term borrowings | 413,512 | 243,887 |
| Accounts payable | 267,583 | 219,650 |
| Accrued liabilities | 698,463 | 502,441 |
| Taxes payable | 238,901 | 142,229 |
| Dividends payable | 70,050 | - |
| Current portion of long-term debt | 239,643 | 249,316 |
| | 1,928,152 | 1,357,523 |
| **Long-Term Debt** | 2,142,799 | 2,335,736 |
| **Other Liabilities** | 504,920 | 502,424 |
| **Series 3 Preferred Shares** | 157,074 | 144,207 |
| | 4,732,945 | 4,339,890 |
| **BMRH Founders' Common Shares** | 92,467 | 92,467 |
| **Shareholders' Equity** | | |
| **Common Shares, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding** | 32,909 | 32,909 |
| **Share Premium** | 957,267 | 957,267 |
| **Retained Earnings** | 2,755,062 | 2,327,342 |
| **Accumulated Other Comprehensive Loss** | (121,670) | (133,346) |
| | 3,623,568 | 3,184,172 |
| | 8,448,980 | 7,616,529 |

**The accompanying notes are integral part of these condensed consolidated financial statements.**

# Condensed Consolidated Statement of Shareholders' Equity (Unaudited)

| *(expressed in thousands of U.S. Dollars)* | Common Shares $ | Share Premium $ | Retained Earnings $ | Accumulated Other Comprehensive Loss $ | Total Shareholders' Equity $ |
|---|---|---|---|---|---|
| **Balance at March 31, 2006** | **32,909** | **957,267** | **2,327,342** | **(133,346)** | **3,184,172** |
| Comprehensive income: | | | | | |
| Net income | - | - | 707,919 | - | 707,919 |
| Foreign currency translation adjustments | - | - | - | 17,315 | 17,315 |
| Minimum pension liability adjustments, net of tax of $379 | - | - | - | (644) | (644) |
| Net change in loss on derivative instruments | - | - | - | (5,795) | (5,795) |
| Other | - | - | - | 800 | 800 |
| Total comprehensive income | | | | | 719,595 |
| Dividends declared | - | - | (280,199) | - | (280,199) |
| **Balance at December 31, 2006** | **32,909** | **957,267** | **2,755,062** | **(121,670)** | **3,623,568** |

**The accompanying notes are integral part of these condensed consolidated financial statements.**

## Condensed Consolidated Statements of Cash Flows
(Unaudited)

| *(expressed in thousands of U.S.Dollars)* | Nine Months Ended December 31, | |
|---|---|---|
| | 2006 $ | 2005 $ |
| **Cash flows from operating activities** | | |
| Cash provided from operations (Note 3) | 508,451 | 540,163 |
| **Cash flows used in investing activities** | | |
| GREY GOOSE brand acquisition related payments | (17,542) | (10,428) |
| Purchase of 42 BELOW | (96,643) | - |
| Proceeds from sales of brands and investments | 16,715 | - |
| Purchase of property, plant and equipment | (45,106) | (45,172) |
| Proceeds on disposition of property, plant and equipment | 5,328 | 9,028 |
| Change in long-term investments and advances | (10,335) | 2,258 |
| Cash used in investing activities | (147,583) | (44,314) |
| **Cash flows used in financing activities** | | |
| Dividends paid | (210,149) | (127,641) |
| Short/long-term debt: | | |
| Borrowings | 573,850 | 305,502 |
| Repayments | (709,649) | (662,455) |
| Payment of deferred finance costs | (238) | - |
| Cash used in financing activities | (346,186) | (484,594) |
| **Change in cash and equivalents** | 14,682 | 11,255 |
| **Change in cash and equivalents due to unrealized foreign exchange** | (696) | 165 |
| **Cash and equivalents – Beginning of period** | 20,706 | 17,019 |
| **Cash and equivalents – End of period** | 34,692 | 28,439 |

**The accompanying notes are integral part of these condensed consolidated financial statements.**

# Notes to Condensed Consolidated Financial Statements

### *1. Basis of Preparation*

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, are presented in United States dollars and include all adjustments necessary for the fair presentation of such financial statements. United States generally accepted accounting principles are acceptable for the Company under Bermuda law. Due to the seasonal nature of the Company's operations, the results of operations for the nine months ended December 31, 2006 are not necessarily indicative of the results of operations expected for the year ending March 31, 2007. The March 31, 2006 condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2006 Annual Report.

### *2. New Accounting Pronouncements*

During July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement attribute for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company's fiscal year commencing April 1, 2007. The Company is currently evaluating the impact this interpretation may have on its financial statements and disclosures.

During September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This standard requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after June 15, 2007. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact that the implementation of SFAS No. 158 will have on its financial statements and disclosures.

# Notes to Condensed Consolidated Financial Statements (Continued)

### 3. *Statement of Cash Flows*

Cash provided from operations is comprised as follows:

*(expressed in thousands of U.S. Dollars)*

| | Nine Months Ended December 31, 2006 $ | Nine Months Ended December 31, 2005 $ |
|---|---|---|
| Net income | 707,919 | 652,548 |
| Items not affecting cash: | | |
| Deferred income taxes | 10,669 | (1,081) |
| Equity earnings net of dividends | (3,596) | (7,737) |
| Gain on sale of brand and related assets | (11,094) | - |
| Gain on sale of assets | (8,172) | (3,857) |
| Depreciation and amortization | 54,545 | 54,375 |
| Incentive compensation plans expense | 21,309 | 42,546 |
| Net change in other items related to operations: | | |
| Accounts receivable | (475,138) | (391,246) |
| Inventories | (4,673) | 78,564 |
| Accounts payable | 30,383 | (35,551) |
| Accrued liabilities | 123,488 | 87,399 |
| Taxes payable | 87,209 | 69,362 |
| Pension liabilities | 14,123 | (5,192) |
| Other current assets | (40,362) | (383) |
| Other liabilities | 2,537 | (9,433) |
| Proceeds from issuance of Long-Term Incentive Plan shares | 7,450 | 27,619 |
| Payments to incentive compensation plan participants | (8,146) | (17,770) |
| Cash provided from operations | 508,451 | 540,163 |

### 4. *Inventories*

Inventories comprise:

*(expressed in thousands of U.S. Dollars)*

| | December 31, 2006 $ | March 31, 2006 $ |
|---|---|---|
| Raw materials and supplies | 88,544 | 96,718 |
| Work-in-progress | 69,727 | 69,894 |
| Aging product | 316,054 | 283,405 |
| Finished goods | 295,236 | 268,950 |
| | 769,561 | 718,967 |

# Notes to Condensed Consolidated Financial Statements (Continued)

## 5. *Accumulated Other Comprehensive Loss*

Accumulated other comprehensive loss is comprised of the following:

| *(expressed in thousands of U.S. Dollars)* | December 31, 2006 $ | March 31, 2006 $ |
|---|---|---|
| Foreign currency translation | (125,470) | (142,785) |
| Minimum pension liability, net of taxes of $6,949 and $6,570, respectively | (13,895) | (13,251) |
| Unrealized gain on cash flow hedges | 18,050 | 23,845 |
| Other | (355) | (1,155) |
| Accumulated Other Comprehensive Loss | (121,670) | (133,346) |

## 6. *Income Taxes*

The Company's consolidated effective tax rate may differ from current statutory rates due to events or transactions for which book and tax consequences differ, or different tax rates. The Company uses the estimated annual effective tax rate in determining interim results.

## 7. *Gains on Sales*

On May 1, 2006, the Company sold a regional brand and related assets for approximately $10.5 million resulting in a net gain of $10.5 million included in selling, general and administrative expenses. Sales less excise taxes for this brand were $0.7 million and $3.8 million for the nine months ended December 31, 2006 and 2005, respectively.

During September 2006, the Company sold an equity investment for approximately $5.6 million resulting in a net gain of $5.1 million included in selling, general and administrative expenses.

## 8. *Acquisition of 42 BELOW Limited*

In December 2006, the Company acquired 42 BELOW Limited, a company that produces and distributes the premium 42 BELOW vodka brands, for an estimated purchase price of approximately $106 million in cash. The assets and liabilities acquired were recorded at fair value as determined on the acquisition date which includes an estimated intangible asset of $97 million, other assets of $14 million and liabilities of $5 million.

The estimated intangible asset represents the 42 BELOW trademark and all related rights, which have been determined to have indefinite lives. The results of operations of 42 BELOW Limited have been included in the consolidated financial statements from the date of acquisition.

# Notes to Condensed Consolidated Financial Statements (Continued)

***9. Contingencies***

Commencing in November 2003, a series of virtually identical class action lawsuits have been filed in the United States against the Company, certain of its subsidiaries, and many other spirits, beer and wine manufacturers and importers, alleging primarily that the named companies improperly target underage consumers through deceptive and unfair marketing and advertising practices. To date, nine such class actions have been filed by the same national plaintiff's counsel seeking to recover, on behalf of parents or guardians of underage children, disgorgement of profits made by the named defendants from alleged underage sales, restitution of funds used by such underage consumers on alcohol purchases, and certain other remedies. The Company, which is participating in a joint defense effort with other industry members, believes the lawsuits to be entirely without merit and is vigorously defending them. Of the nine initial lawsuits filed to date, six have been dismissed on the merits by courts in six separate jurisdictions, one is pending a decision from the court on defendants' motion to dismiss, and the other two remaining cases have been voluntarily dismissed by the plaintiffs. Plaintiffs have appealed the court-ordered dismissals, and such appeals are pending. Moreover, earlier this year, plaintiffs have agreed to voluntarily dismiss, without prejudice, all non U.S. Bacardi companies (and certain other affiliates), including the Company, subject to certain conditions that may permit plaintiffs to reinstate the lawsuits against such companies in the future. As a result, for the time being, only the Company's U.S. distributor remains a defendant in these lawsuits. The ultimate outcome of or potential losses arising from these cases cannot be fully determined at this time given the pendency of the appeals filed by plaintiffs as well as the fact that in one of the cases, the court has yet to rule on defendants' pending motion to dismiss.

On August 24, 2005, one of the Company's subsidiaries received an Administrative Order from the U.S. Environmental Protection Agency ("EPA") containing findings of violations of permit discharge limits and permit special conditions at its production facilities in Puerto Rico, providing for interim discharge limits, and ordering compliance with certain provisions of the Clean Water Act. Since the issuance of this Order, the Company's subsidiary has met with the EPA, and the local Puerto Rico Environmental Quality Board ("EQB"), and made several submissions, including two Plans of Action which intend to address the EPA's concerns. On March 22, 2006, the EPA issued a second Order updating the allegations in the first Order, extending the interim discharge limits until September 30, 2006 and incorporating as requirements two demonstration studies proposed by the Company's subsidiary in one of its Plans of Action. On September 28, 2006, the EPA issued a third Order updating the allegations in the second Order, extending again the interim discharge limits until March 31, 2007 or until the EPA determines that some or all of the interim limits are no longer justified. This third Order incorporated the requirements of the prior two Administrative Orders, added a requirement to conduct Flow Weighted Composite Sampling, and continued the requirement to submit Quarterly and other Progress Reports. The Company is continuing to cooperate with the EPA and the EQB to resolve this matter.

# Notes to Condensed Consolidated Financial Statements (Continued)

*9. Contingencies* (Continued)

The first Order was issued after extended negotiations, and it incorporated comments and granted most of the interim discharge limits proposed by the subsidiary. The second Order incorporated, the subsidiary's proposal to: 1) file and obtain a revised mixing zone from EQB; 2) file an early NPDES permit renewal application and; 3) file a Plan of Action with two demonstration studies. The third Order was issued after EPA ascertained that EQB had issued a draft Water Quality Certificate granting the revised mixing zone. The EPA had the alternative of taking no further enforcement action, issuing an Administrative Order on Consent, or requesting that the U.S. Department of Justice ("DOJ") negotiate a judicial Consent Decree to provide for a final enforcement mechanism to implement the compliance actions.

The EPA elected the judicial Consent Decree alternative, and on January 4, 2007 the DOJ issued a Notice of Potential Liability for Clean Water Act Violations. The Notice extends to the subsidiary the opportunity to settle prior to litigation and states that DOJ would be seeking in settlement necessary injunctive relief and payment of appropriate civil penalties. The subsidiary is closely working with EPA and EQB in connection with EQB's anticipated issuance of a final Water Quality Certificate, EPA's anticipated issuance of a new revised permit, and Bacardi's continuing implementation of the Plan of Action and other tasks required under the above-referenced Orders and the CWA, and will move for settlement negotiations with the DOJ. The subsidiary expects a civil penalty to be assessed; however, at this time the Company cannot determine the ultimate amount of the penalty or any other potential loss arising from the DOJ notice.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

# BACARDI LIMITED

## Corporate Information

**Directors**

| | |
|---|---|
| Facundo L. Bacardi | Chairman of the Board |
| Adolfo L. Danguillecourt | Deputy Chairman of the Board |
| Barry E. Kabalkin | Deputy Chairman of the Board |
| Victor R. Arellano Jr. | |
| Jaime Bergel | |
| Francisco Carrera-Justiz | |
| Toten Comas Bacardi | |
| Robert J. Corti | |
| Paul M. de Hechavarria | |
| Ignacio de la Rocha | |
| Guillermo J. Fernandez-Quincoces | |
| Andreas Gembler | |
| Jay H. McDowell | |
| Guy Peyrelongue | |
| Philip Shearer | |
| Raymond P. Silcock | |

**Officers**

| | |
|---|---|
| Facundo L. Bacardi | Chairman of the Board |
| Adolfo L. Danguillecourt | Deputy Chairman of the Board |
| Barry E. Kabalkin | Deputy Chairman of the Board |
| Andreas Gembler | President & Chief Executive Officer |
| Ralph Morera | Senior Vice President Finance & Chief Financial Officer |
| Eduardo B. Sanchez | Senior Vice President & General Counsel |
| Timothy C. Sullivan | Senior Vice President-Human Resources |
| Stella David | Senior Vice President & Chief Marketing Officer |
| Jon Grey | Vice President-Global Operations |
| Atul Vora | Vice President-Business Development |
| Gaston Tano | Controller |
| Michael Maguire | Assistant Vice President |
| Michael Brennan | Treasurer |
| D. Douglas Mello | Secretary |
| Gail A. Butterworth | Assistant Secretary and Director of Shareholder Relations |

**Shareholder information:**
**Gail A. Butterworth: gbutterworth@bacardi.com**
**Telephone: 441-298-1027**

BACARDI rum
CASTILLO rum

GREY GOOSE vodka
ERISTOFF vodka
42 BELOW vodka
NATASHA vodka
RUSSIAN PRINCE vodka

DEWAR'S Scotch whisky
WILLIAM LAWSON'S Scotch whisky
ABERFELDY Scotch whisky

BOMBAY gin
BOMBAY SAPPHIRE gin
BOSFORD gin

CAZADORES tequila
CORZO tequila
CUATRO VIENTOS tequila
CAMINO REAL tequila

MARTINI vermouth
NOILLY PRAT vermouth

MARTINI Asti
MARTINI Prosecco

OTARD cognac
GASTON DE LA GRANGE cognac
VIEJO VERGEL brandy

BÉNÉDICTINE
B&B
GET 27/31
CHINA MARTINI
NASSAU ROYALE

BACARDI

GREY GOOSE
World's Best Tasting Vodka

Dewar's

BOMBAY SAPPHIRE

ERISTOFF

CAZADORES

MARTINI

The following are registered trademarks:
BACARDI, the Bat Device, BOMBAY, BOMBAY SAPPHIRE, ERISTOFF
CAZADORES, DEWAR'S, GREY GOOSE, MARTINI, the Ball and Bar logo, WHITE LABEL.
The listed trademarks are the registered trademarks of Bacardi Limited and its subsidiaries

END

# BACARDI LIMITED

P.O. BOX HM 720, Hamilton, HM CX, Bermuda.
Telephone: 441-295-4345 Fax: 441-292-0562